September 10, 2024

James E. Kras
Chief Executive Officer
Edible Garden AG Inc.
283 Country Road 519
Belvidere, NJ 07823

       Re: Edible Garden AG Inc.

Dear James E. Kras:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abby Adams at 202-551-6902 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services